UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number   333-170008

INTERNAL FIXATION SYSTEMS, INC.
 (Exact name of registrant as specified in its charter)

5901 SW 74th Street, Suite 408
South Miami, FL 33143
(786)-268-0995
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 140

Pursuant to the requirements of the Securities Exchange Act of 1934, Internal Fixation Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Internal Fixation Systems, Inc. (Registrant)

B:	/s/ Stephen J. Dresnick
Stephen J. Dresnick President
Date : October 17, 2012